650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY YODLEE, INC.

July 8, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs Frank Knapp Patrick Gilmore Jan Woo

Re:	Yodlee, Inc.
Registration Statement on Form S-1
Filed Publicly June 30, 2014
File No. 333-197116

Ladies and Gentlemen:

On behalf of our client, Yodlee, Inc. (“Yodlee” or the “Company”), and in connection with the submission of a letter dated April 25, 2014 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 17, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-197116), confidentially submitted to the Commission on March 21, 2014 and as amended and publicly filed on June 30, 2014 (the “Registration Statement”), we submit this supplemental letter to further address comment #2 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission July 8, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY YODLEE, INC.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

General

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company supplementally advises the Staff that the Company first initiated formal discussions with the underwriters regarding the offering contemplated by the Registration Statement in January 2014, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of the meeting was to select underwriters for the offering. While each of the underwriters provided the Company with its analysis of the industry in which the Company conducts its business, the Company’s business itself and how the underwriter would position the Company for an offering, the underwriters did not provide the Company with any formal valuation of the Company.

The Company further supplementally advises the Staff that, beginning on May 22, 2014, it initiated valuation discussions with the underwriters, and on July 7, 2014, representatives of Goldman, Sachs & Co., the lead underwriter for the offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, it anticipated that the underwriters would recommend to the Company a preliminary price range of [***] per share (the “Preliminary Price Range”), which takes into account an anticipated [***] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). Prior to July 7, 2014, the underwriters did not deliver the Preliminary Price Range for the offering.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. The Company respectfully advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions, continuing discussions with the underwriters and subsequent business, market and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Securities and Exchange Commission July 8, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY YODLEE, INC.

The Company also supplementally provides the Staff with the following information regarding the pricing of recently granted stock options. Factors considered in estimating grant date fair values of the Company’s Common Stock for options granted between April 2013 and May 2014 are already set forth on pages 84 to 90 of the Registration Statement. On June 30, 2014, the Company granted additional options to purchase an aggregate of 462,000 shares of the Company’s common stock. The exercise price of such options was the fair value of the Company’s Common Stock on that date, which the Company’s board of directors determined to be $1.22 per share or [***] per share after giving effect to the Reverse Stock Split. The fair value was based on multiple factors, including a valuation report from the Company’s independent valuation firm, which concluded that, as of June 30, 2014, the fair value of the common stock was $1.22 per share or [***] per share after giving effect to the Reverse Stock Split (the “Valuation Report”). This valuation was prepared on a consistent basis with each of the earlier valuation reports, by the same valuation specialist and in accordance with the criteria set forth in the guide published by the American Institute of CPAs, titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company notes that this value falls within the Preliminary Price Range provided by the Company’s underwriters and is not materially different from the midpoint of such range.

Please direct any questions regarding the Company’s responses to me at (650) 320-4655 or cfennell@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Chris F. Fennell

Chris F. Fennell

cc:	Anil Arora, Yodlee, Inc.
John L. Savva, Sullivan & Cromwell LLP
Dane Wall, Ernst & Young LLP